Exhibit 4.7

Summary of the Construction and Engineering Design Contract with Shanghai Ming Fang Architectural Research and Design Institute Co. Ltd.

On August 24, 2009, Shanghai Jinpan Electric Co Ltd. (the “Company”) entered into an agreement (the “Agreement”) with Shanghai Ming Fang Architectural Research and Design Institute Co. Ltd  ( the “Architectural Design Firm”)for the design of three factory buildings – designated as factory buildings A (1565 Square Meters), B (2102 Square Meters), and C (39600 Square Meters) - and employee dormitory buildings (5130 Square Meters) (collectively “Buildings”) in the Company’s Shanghai facility.

The Architectural Design Firm agreed to provide the schematic design for the Buildings and the placement of production equipment, the design development for the Buildings (except factory building C), and the construction documents for the Buildings (except for factory building C).

The total price of the Agreement was RMB 191,355, payable in several installments depending on the progress of the design and construction of the Buildings. The following table summarizes the payment terms:

	Completion of Schematic Design	Completion of Design Development	Completion of Construction Documents	Completion of Construction	Total
Factory Building A	RMB4,695	RMB7,042	RMB9,391	RMB2,347	RMB23,475
Factory Building B	RMB6,306	RMB9,459	RMB12,612	RMB3,153	RMB31,530
Factory Building C	RMB 59,400	-	-	-	RMB59,400
Dormitory Buildings	RMB15,390	RMB23,085	RMB30,780	RMB7,695	RMB76,950